Filed by Equity Commonwealth
(Commission File No.: 001-09317)
Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Monmouth Real Estate Investment Corporation
 (Commission File No.: 001-33177)

Equity Commonwealth's Strategic Acquisition Of Monmouth Real Estate Investment Corporation

August 16, 2021

EQC

Important Information

Forward-Looking Statements

Some of the statements contained in this presentation constitute forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding consummating asset sales and the timing thereof. Any forward-looking statements contained in this presentation are intended to be made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The forward-looking statements contained in this presentation reflect the current views of Equity Commonwealth (NYSE: EQC) about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances regarding EQC and Monmouth Real Estate Investment Corporation (NYSE: MNR) that may cause EQC’s actual results to differ significantly from those expressed in any forward-looking statement, including, without limitation, (i) inability to complete the proposed merger because, among other reasons, one or more conditions to the closing of the proposed merger may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed merger; (iii) potential adverse effects or changes to relationships with EQC’s and/or MNR’s tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed merger; (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (v) possible disruptions from the proposed merger that could harm EQC’s or MNR’s respective business, including current plans and operations; (vi) unexpected costs, charges or expenses resulting from the proposed merger; (vii) uncertainty of the expected financial performance of EQC following completion of the proposed merger, including the possibility that the benefits anticipated from the proposed merger will not be realized or will not be realized within the expected time period; (viii) legislative, regulatory and economic developments; and (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and epidemics and pandemics, including COVID-19, as well as EQC’s or MNR’s management’s response to any of the aforementioned factors. EQC does not guarantee that the transactions and events described will happen as described (or that they will happen at all). While forward-looking statements reflect EQC’s good faith beliefs, they are not guarantees of future performance. EQC disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause EQC’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in the EQC’s most recent Annual Report on Form 10-K and in EQC’s Quarterly Reports on Form 10-Q for subsequent quarters.

No Offer or Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Summary of Revised Offer

Enhanced Consideration Where MNR Shareholders Can Elect to Receive Either 0.713 of EQC Shares or $19.00 in Cash Per MNR Common Share

Transaction Details[1]

Revised offer represents a 6.4% increase to the initial offer and cash consideration provides additional certainty and optionality to MNR shareholders

	Initial Offer	Revised Offer
Offer Consideration	Shareholders to receive 0.67 EQC Common Stock	Shareholders can elect to receive (i) 0.713 EQC Common Stock, or (ii) $19.00 in Cash, subject to proration such that total cash consideration would be equivalent to $641mm
Implied Value per MNR Share	$17.86	$19.00
Pro Forma Ownership (EQC / MNR)	~65% / ~35%	~73% / ~27%
Total Consideration	100% Stock	34% Cash / 66% Stock

Management & Governance

- Sam Zell, Chairman of the Board, and David Helfand, President and Chief Executive Officer, will continue to lead EQC
- No change in name, trading venue or headquarters of EQC
- Monmouth's Board has designated two Monmouth directors to join EQC's Board; EQC will have 10 total board members

Timing & Approvals

- Special meetings for shareholder approvals are scheduled for August 31, 2021
- Transaction is currently expected to close on September 9, 2021, following shareholder approval of the transaction
- Required approvals include (i) a majority of votes cast by EQC shareholders and (ii) two-thirds of the outstanding common shares of Monmouth

[1] Based on EQC share price of $26.65 on August 13, 2021.

Meaningful Premium for MNR Shareholders

~34% of Consideration in Cash Provides Greater Certainty of Value and Optionality for MNR Shareholders

Based on EQC Share Price of $26.65 Prior to Revised Offer Announcement


+6.4%
$ 17.86
$ 19.00
$ 19.00
$ 12.50
$ 6.50
Initial Offer (0.670x Exchange Ratio)
Revised Offer (100% Stock at 0.713x Exchange Ratio)
Revised Offer (Fully Pro Rated 0.469x Exchange Ratio and $6.50 Cash/Sh)
Stock Consideration
Cash Consideration

EQC Pro Forma Ownership	~65 %	~73 %
MNR Pro Forma Ownership	~35 %	~27 %

Note: Based on EQC share price of $26.65 on August 13, 2021.

Revised Consideration is More Attractive than Starwood's Offer

MNR Shareholders Have the Opportunity to Retain Future Upside Potential in a Larger, Well-Capitalized Public Industrial REIT at an Attractive Basis

% Premium to Starwood's Offer	0.6 %	1.4 %	2.1 %	6.4 %	4.6 % – 6.5 %
% Premium to MNR's 30-Day Average Unaffected Trading Price[2]	23.1 %	24.0 %	24.9 %	30.1 %	28.0 % – 30.3 %

EQC has approximately $3 billion of cash or over $24 per share, which constitutes over 80% of NAV. The remaining is comprised of 4 office assets which are expected to be disposed of post transaction.


$ 18.88
$ 15.43
$ 19.00
$ 19.14
$ 19.27
$ 20.08
$ 19.75 - $ 20.10
$ 12.50
$ 12.64
$ 12.77
$13.58
$ 13.25 – $ 13.60
$ 6.50
$ 6.50
$ 6.50
$ 6.50
$ 6.50
Starwood's Offer (15-Jul-2021)[1]
30-Day Average Unaffected MNR Trading Price[2]
At EQC Share Price of $ 26.65 [3]
At EQC Current 60-Day VWAP of $ 26.94 [3]
At EQC Current 90-Day VWAP of $ 27.23 [3]
At EQC Pre-Announcement Share Price of $ 28.95[4]
At EQC NAV per Share of $ 28.25 - $ 29.00[5]
Stock Consideration
Cash Consideration

Note: Based on fully pro rated 0.469x exchange ratio and $6.50 per share in cash.

[1] Based on Starwood's revised offer of $19.51 announced on July 15, 2021, net of transaction break fees of $62mm.

[2] MNR unaffected price as of December 18, 2020.

[3] EQC current share price, 60-day and 90-day VWAP as of August 13, 2021.

[4] Unaffected EQC share price based on EQC share price as of May 4, 2021, prior to the transaction announcement.

[5] EQC NAV per share based on $650 - $750mm for 4 office properties, $3.0bn of cash, $123mm preferred equity and $20mm of net other non-real estate assets and liabilities as of June 30, 2021.

Proposed Transaction is a Win-Win for Both Sets of Shareholders

Transaction Provides All Shareholders a Compelling Entry Point into the Industrial Sector with Significant Upside Potential

Strategic Rationale for EQC Shareholders

- Strategic platform for EQC to transition to the industrial real estate sector
- MNR provides a high quality portfolio and an attractive entry point into the sector
- Scalable portfolio with stable cash flows supported by strong tenants and long term leases with growth opportunities
- Well capitalized platform with a fully-funded growth strategy to create long term value for all shareholders
- Cash component allows shareholders to retain greater pro forma ownership and future upside
- Greater market liquidity of pro forma company with ~$5.5 billion in total combined capitalization
- Opportunity to participate in growth of the industrial sector through the creation of a leading public industrial REIT

Strategic Rationale for MNR Shareholders

- Opportunity to participate in future upside by becoming shareholders of a well-capitalized public industrial company with an experienced management team
- Offer represents 12.4%, 11.8%, 23.1% premium to the MNR NAV of $16.90[1], the unaffected price of $16.99[2], and the 30-day average unaffected price of $15.43[3], respectively
- Benefit of a stronger balance sheet with ~$4 billion of acquisition capacity for growth, including ~$2.5 billion of pro forma cash including proceeds from the sale of the four office properties
- Improved geography and tenant diversification over time as portfolio grows
- Tax efficient transaction allows shareholders that choose stock to defer capital gains tax
- EQC anticipates paying a quarterly dividend that will be determined by the Board of Trustees after the transaction closes
- Combined company to be led by EQC's proven management team with strong corporate governance

[1] As disclosed by MNR in presentation on August 3, 2021.
[2] Based on MNR share price of $16.99 on December 18, 2020.
[3] MNR unaffected price as of December 18, 2020.

Well Capitalized REIT with a Unique Fully Funded Growth Strategy

EQC Offers MNR Shareholders the Optionality to Remain Invested on a Tax-Efficient Basis in a Pro Forma Company that is Managed by a Proven Management Team with Significant Capacity for Growth

Pro Forma Capital Structure

($ million)	EQC	Monmouth	Combined[2]
Total shares and units[1]	123.0	98.6	169.2
Equity Market Capitalization[1]	$ 3,277	$ 1,873	$ 4,509
Debt[2]	-	1,022	857
Preferred Equity[3]	123	550	123
Total Market Capitalization	**$ 3,400**	**$ 3,445**	**$ 5,489**
Cash and Marketable Securities	$ 2,966	$ 239	$ 1,764
Net Debt / (Cash)	(2,966)	783	(907)

Key Benefits

- ✓ $1.8 billion of pro forma cash on balance sheet
- ✓ Acquisitions not dependent on raising third party capital or impacted by market volatility
- ✓ Robust balance sheet with significant debt capacity for future acquisitions
- ✓ Capital structure better positions EQC to compete for acquisitions in the near term
- ✓ Opportunity to create a leading public industrial REIT

Note: As of June 30, 2021 unless otherwise noted.
[1] Fully diluted basis. EQC share count includes common stock, LTIP Units, OP Units, and unvested stock awards. Monmouth share c ount includes common stock, restricted share awards, and stock options which will be accelerated at closing of the Transaction. Share price as of August 13, 2021.
[2] Assumes pay down of Monmouth's $165mm total term loan and revolver balance in connection with the transaction.
[3] Reflects the cash-out of Monmouth's Series C Redeemable Preferred Stock in connection with the transaction.

EQC Stock is Currently Trading Well Below NAV

Current Share Price of $26.65 implies a 6% - 10% Discount to NAV and an Office Portfolio Value at a 30% - 40% Discount

EQC Current Discount to Management NAV



$ 28.25 - $ 29.00
~6% - 10% discount
$ 4.13 - $ 4.88
Estimated EQC Mgmt. Office NAV[1]
$ 26.65
Cash $ 24.12
EQC Share Price
EQC NAV/Sh

Office Portfolio Range of Values[2]

Estimated Office GAV ($mm)	Implied 2021 Cash NOI Yield	Implied PSF	Implied EQC Value per Share	Current Share Price Discount to Implied EQC Value per Share
$750	4.1 %	$ 498	$ 29.06	(8.3)%
$700	4.4 %	$ 464	$ 28.65	(7.0)%
$650	4.8 %	$ 431	$ 28.25	(5.6)%

Portfolio occupancy of ~80% as of June 30, 2021 - implied stabilized cap rate is higher than the above 2Q 2021 annualized yield

Source: Company filings, Wall Street research, Capital IQ; Information as of August 13, 2021 unless otherwise noted.

[1] Consists of 4 office assets with no debt. Based on management estimated office GAV of $650 - $750 million less other net assets & liabilities and $123 mm liquidation value of preferred equity outstanding.

[2] Cap rate based on 2QA Cash Basis NOI of $30.9 million at 79.6% commenced lease occupancy. Square footage of 1.5mm. Based on diluted share count of 123.0 million as of June 30, 2021.

EQC Leadership Has a Strong Track Record in Real Estate and Public REIT Management

Consistent and Demonstrated Execution of EQC's Strategic Goals

Since taking charge of Equity Commonwealth in June 2014:

- Rationalized and de-risked the portfolio by completing $7.6 billion of dispositions
- Repaid all debt and returned $1.4 billion of capital to shareholders through distributions and share repurchases
- Disciplined and patient evaluation of many other investment opportunities over the past few years

TSR Since Sam Zell-led Team Involvement with EQC (Jan 2014)



58 %
30 %
EQC
Office Peers¹

TSR Since Earliest Available RMZ Data (Jan 1995)



3,466 %
2,046 %
2,577 %
2,354 %
1,334 %
ELS
Manufactured Housing REIT Peers²
EQR
Apartment REIT Peers³
RMZ

Source: Bloomberg as of August 13, 2021

[1] Office Peers include CLI, JBGS, DEI, WRE, KRC, BXP, VNO, ESRT, HPP, CXP, CUZ, OFC, PGRE, HIW, SLG, PDM, BDN and OPI.

[2] Manufactured Housing REIT Peers include SUI and UMH.

[3] Apartment REIT Peers include AVB, UDR, ESS, MAA, CPT, AIRC, IRT, NXRT, BRT, BRG, APTS and AIV.

Strategic Objectives for EQC Post Transaction

EQC Intends to Create Long-Term Value for Shareholders Through its Disciplined and Prudent Approach to Capital Allocation

Investments	▪ Utilize $4 billion of balance sheet capacity for future growth in the industrial sector, includes pro forma cash, proceeds from the sale of EQC's four office properties, and the sale of MNR's marketable securities portfolio
	▪ Leverage existing relationships with large industrial owners, leading real estate brokers, and merchant builders to source investments
	▪ Identify single-asset acquisitions, portfolio deals, and M&A opportunities where EQC can achieve attractive risk-adjusted returns, including multi-tenant properties and investments with leasing and development risk
	▪ Focus on high-quality industrial assets in attractive markets across the U.S. supported by strong demand
	    ▪ Reshape the portfolio by concentrating on select markets
	    ▪ Reduce large tenant exposure through growth and dispositions

Operations	▪ 12-month transition period with Monmouth team working with EQC's Asset Management and Investments teams ▪ Retain relationships with local third-parties for day-to-day on-site needs ▪ Strategic spend on expansion projects to help drive additional cash flow from existing properties ▪ Focus on traditional rent bumps in future leases
Capital Structure	▪ Long-term leverage target in line with the industrial REIT sector ▪ Transition to an unsecured borrower ▪ Repay Monmouth's Series C Redeemable Preferred Stock at $25 per share plus accrued distributions ▪ Maintain capital structure flexibility with greater cost of capital advantage

EQC is Well Positioned to Grow and Create a Leading Industrial REIT

Growing Off a High Quality Portfolio with Improved Capital Structure, Governance and Proven Management

MNR's High Quality Portfolio

Stable Cash Flows from Strong Tenants + Run-Rate Impact from Recent Acquisitions + Parking Expansion Projects in Progress + Contracted Acquisitions + Potential Acquisitions & Future Expansions

EQC's Robust Capital Structure, Strong Governance and Proven Management Team

- Robust balance sheet with ~$2.5 billion of pro forma cash balance, including proceeds from the sale of office properties, providing significant capital structure flexibility
- Significant dry powder for growth and acquisitions that will enable portfolio diversification over time
- Strong REIT governance with annually elected directors, majority vote election standard, and ability of shareholders to call special meetings
- Board and management, led by Sam Zell and David Helfand, have significant real estate and public REIT experience
- ***EQC is well positioned to become a leading industrial REIT and maximize value for shareholders***